Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 15 March 2024

NOTICE OF ANNUAL GENERAL MEETING

In accordance with the Listing Rules, please see attached the following announcements relating to the above, for release to the market:

•	Notice of Annual General Meeting 2024

•	Voting Form

•	Letter to Shareholders

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

2024 NOTICE OF ANNUAL GENERAL MEETING 10.00AM (AWST) WEDNESDAY, 24 APRIL 2024

1 Location LOCATION OF THE CROWN TOWERS, CROWN BALLROOM Annual General Meeting 2024 â†‘ TO OPTUS e tadium S STADIUM iv Dr Crown Terrace tus eld tadium Op Crown Towers S o VIP t Cam Business Centre h Pool Bar TWR tus at P Crown Op PARKING MAP The Enclave o â†‘ t Crown Ballroom Epicurean h TO OPTUS Pool Bar Towers at Down to Crown P STADIUM 4 Spa and Gymnasium3 Towers Crown Pool Crown Green Room Epicurean 2 Meeting Rooms Great Lawn 1 PCO Suite Grand Ballroom Change Rooms Convention Convention Crown Theatre Entry Centre Up to Studios Crown Pavilion The and Theatre Promenade Pool Crown Metropol Down to Kennedy nue Mansions Rolex Box O,ice e Crown Botanicals Crown v The Astral A Paspaley Metropol Promenade n o Pool Poolside The t Nobu Hi-Line Shop ol P6 (FREE) Dr Bar & Grill Market B Anh Hair Gymnasium & Co 1,497 parking bays Bistro Atrium Salon Guillaume Lobby Bu,et e Crown Lounge Merrywell The Tunnel Entry iv Pearl RG Dr Room Metropol Centre k ar Down to Gymnasium P and Pool Casino a i La Víe Casino Entry or t Groove Bar ic V Linneys & Lounge Fusion Keno Burswood Cotta Bar Cafe Train Station Rockpool & Grill Bar Junction Silks Casino 88 Entry Mesh Noodle Grill P1 Undercroft iv e Bar Bar Snax 345 parking bays Dr Riverside Entry eld P8 (FREE) P4 Riverside TAB 551 parking bays Modo Crown Cam Baccarat Sports Bar (Not available 339 parking P4 bays Mio Room Minq Casino Optus Stadium (Car park (Car closed) Park Entry event days) Temporarily Monet in Paris Closed) Level 2 Monet in Paris Riverside Room atat Le Le Grand Grand Palais Palais Food The Court P2 e Multi-Level Dr iv P3 (FREE) 1,510 parking bays or t nue Bil R es 132 parking bays e ya v CafA é o n ol t eat Eastern Highway TO CROWN TOWERS B Gr â†‘ Bus Stop e â†‘ TO CITY TO AIRPORT â†‘ Entry to Crown Dr iv t Great Eastern Highway es or R Bus Stop Parking Car Closed Park Station Train Bus Taxi ATM Toilets Room Cloak ACROD Parking Changing Places Lifts Escalators Stairs or Locker Guest Rewards Crown TRANSPORT AND PARKING INFORMATION Parking Bus and Train Free parking in P3, P6 & P8 Burswood Train Station is located across from Crown. Multi-level & P4 parking There are also bus stops, marked on the map. Undercroft car park For bus and train timetables and further information visit www.transperth.wa.gov.au. 2 2024 NOTICE OF ANNUAL GENERAL MEETING

SHAREHOLDER LETTER 15 March 2024 Dear Shareholders 2024 Annual General Meeting The 70th Annual General Meeting of Woodside Energy Group Ltd is scheduled to be held on Wednesday, 24 April 2024 at 10.00am (AWST). This year’s meeting will be held at the Crown Ballroom at Crown Towers, Great Eastern Highway in Burswood, Perth, Western Australia and online at https://web.lumiconnect.com/343770972. Woodside’s Annual General Meeting is an important event in our corporate calendar as it provides the Board and management with an opportunity to engage with shareholders. If you are unable to attend the meeting, you may register your voting instructions electronically on the website of Woodside’s share registry at www.investorvote.com.au. Alternatively, you may contact Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you. To be valid, your Voting Form or electronic voting instructions must be received by 10.00am (AWST) on Monday, 22 April 2024. We encourage shareholders to lodge a direct vote or directed proxy, and to lodge questions in advance of the meeting by emailing questions to secretariat@woodside.com by 5.00pm (AWST) on Wednesday, 17 April 2024, even if they plan to attend the meeting in person. Please note that individual responses will not be sent to shareholders. The Chair’s address during the meeting will cover key topics raised by shareholders. The Chair’s address will be lodged with the ASX prior to the meeting. Shareholders and proxyholders can watch, vote, make comments and ask questions during the Annual General Meeting in real time using the online platform at: https://web.lumiconnect.com/343770972. This event is being recorded. An archive version of the webcast will also be made available on Woodside’s website for later viewing. The health of the Company’s shareholders, employees and other meeting attendees is of paramount importance. We ask that you do not attend the Annual General Meeting in person if you feel unwell. To ensure the safety of those attending in person, we will also be adopting other precautionary measures, including security searches and restrictions on admission of visitors and guests. All bags will be subject to a security search and bags larger than A4 size will be required to be stored in the cloakroom. Further details including the arrangements in place for the Annual General Meeting, and useful information around what to expect on the day can be found on the Company’s website at https://www.woodside.com/investors/2024-annual-general-meeting. Non-shareholders (who are not proxies, corporate representatives or attorneys) who wish to attend the Annual General Meeting are required to register by 5.00pm (AWST) on Monday, 22 April 2024 by emailing their details to secretariat@woodside.com. If it becomes necessary or appropriate to make alternative arrangements for the meeting, we will give shareholders as much notice as possible and will provide further information on the ASX market announcements platform and the Annual General Meeting landing page on Woodside’s website. A copy of Woodside’s Annual Report 2023 is available from the Company’s website at www.woodside.com/investors. Woodside’s Climate Transition Action Plan and 2023 Progress Report and other sustainability related content are available on the Sustainability section of our website. The directors and management of Woodside look forward to engaging with shareholders at the Annual General Meeting. Should you require any further information, please call our office on +61 8 9348 4000. Your sincerely. WOODSIDE ENERGY GROUP LTD By order of the Board Yours sincerely, Warren Baillie Company Secretary WOODSIDE ENERGY GROUP LTD 3

2 Notice Annual of General Meeting Notice is given that the 2024 Annual General Meeting of shareholders of Woodside Energy Group Ltd (the Company or Woodside) will be held on Wednesday, 24 April 2024 at 10.00am (AWST). Shareholders are invited to attend the Annual General Meeting at the Crown Ballroom at Crown Towers, Great Eastern Highway in Burswood, Perth, Western Australia or online at https://web.lumiconnect.com/343770972. 1. FINANCIAL STATEMENTS AND REPORTS To receive and consider the Financial Report of the Company and the reports of the directors and auditor for the year ended 31 December 2023. 2. ELECTION AND RE-ELECTION OF DIRECTORS To consider and if thought fit to pass as separate ordinary resolutions: Mr Richard Goyder, AO is re-elected as a director; and Mr Ashok Belani is elected as a director. 3. REMUNERATION REPORT To consider and if thought fit to pass as an ordinary resolution: The Remuneration Report for the year ended 31 December 2023 is adopted. Note: The vote on this resolution is advisory only and does not bind the directors or the Company. 4. APPROVAL OF GRANT OF EXECUTIVE INCENTIVE SCHEME AWARDS TO CEO & MANAGING DIRECTOR To consider and if thought fit to pass as an ordinary resolution: That approval is given for the purposes of ASX Listing Rule 10.14 and for all other purposes, for the grant of Restricted Shares and Performance Rights to the CEO and Managing Director, Ms Meg O’Neill, on the terms set out in the Explanatory Notes in the Notice of Meeting. 5. APPROVAL OF LEAVING ENTITLEMENTS To consider and if thought fit to pass as an ordinary resolution: To approve for all purposes, including Part 2D.2 of the Corporations Act 2001 (Cth), the giving of benefits to any current or future person holding a managerial or executive office in the Company or a related body corporate in connection with that person ceasing to hold that office as set out in the Explanatory Notes in the Notice of Meeting. 6. CLIMATE TRANSITION ACTION PLAN AND 2023 PROGRESS REPORT To consider and if thought fit to pass as an ordinary resolution: The Woodside Climate Transition Action Plan and 2023 Progress Report, which describes our plans to reduce our net equity Scope 1 and 2 greenhouse gas emissions and invest in products and services for the energy transition, is supported. Note: The vote on this resolution is advisory only and does not bind the directors or the Company. VOTING RESTRICTIONS Voting restrictions apply to the resolutions in Items 3, 4 and 5. Further details of these restrictions are set out on page 14 of the Explanatory Notes, which form part of this Notice of Meeting. Yours sincerely WOODSIDE ENERGY GROUP LTD Warren Baillie Company Secretary 15 March 2024 4 2024 NOTICE OF ANNUAL GENERAL MEETING

3 Notes Explanatory These Explanatory Notes form part of this Notice of Annual General Meeting and should be read in conjunction with it. Resolutions 2, 3, 4, 5 and 6 are ordinary resolutions. Ordinary resolutions require a simple majority of votes cast by shareholders entitled to vote on the resolution. Unless the context otherwise requires, terms which are defined in the Explanatory Notes have the same meaning when used elsewhere in this Notice of Annual General Meeting. ITEM 1: FINANCIAL STATEMENTS AND REPORTS The Corporations Act 2001 (Cth) (Corporations Act) requires the Company to lay its Financial Report and the reports of the directors and auditor for the last financial year before the Annual General Meeting. No resolution is required for this item, but shareholders as a whole will be given a reasonable opportunity to ask questions and to make comments on the reports and the management and performance of the Company. The Company’s auditor, PricewaterhouseCoopers (PwC), will also be present at the meeting and shareholders as a whole will be given a reasonable opportunity to ask the auditor questions about the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies adopted by the Company and the independence of the auditor. ITEM 2: ELECTION AND RE-ELECTION OF DIRECTOR Item 2(a) seeks approval for the re-election of Mr Richard Goyder, AO who is retiring by rotation under Rule 75(a) of the Company’s Constitution. This rule states that a director must retire from office at the third Annual General Meeting after the director was elected or most recently re-elected. Mr Goyder is eligible for election under Rule 75(c) and offers himself for re-election as a director of the Company. Item 2(b) seeks approval for the election of Mr Ashok Belani who was appointed to the Board since the last Annual General Meeting under Rule 63. Mr Belani is eligible for election under Rule 75(c) and offers himself for election as a director of the Company. As announced on 24 January 2024, Mr Frank Cooper will be retiring from the Board at the conclusion of the Annual General Meeting. WOODSIDE ENERGY GROUP LTD 5

Item 2 (a). Richard Goyder, AO BCom, FAICD Mr Goyder has been Chair of the Company since 19 April 2018 and a non-executive director since 1 August 2017. He is also Chair of the Nominations & Governance Committee. Mr Goyder is an independent director. Mr Goyder had a 24-year career with Wesfarmers Limited, including as Managing Director and CEO from 2005 to late 2017. Mr Goyder was Chairman of the Australian B20 (the key business advisory body to the international economic forum which includes business leaders from all G20 economies) from February 2013 to December 2014. Mr Goyder is also Chairman of Qantas Airways Limited, Australian Football League Commission, Channel 7 Telethon Trust and WA Symphony Orchestra. Mr Goyder will retire as Chairman of Qantas Airways Limited before the next Qantas Annual General Meeting in late 2024. Mr Goyder has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside. The Board believes that Mr Goyder is a highly capable and effective leader, and continues to provide valuable insight, stewardship and strength to the Board and its deliberations generally as a result of his extensive business career and board experience. Following the annual review of the performance of directors conducted by the Board, the Board (excluding Mr Goyder) recommends the re-election of Mr Goyder as a director of the Company. Item 2 (b). Ashok Belani M.S. Engineering Mr Belani joined the Board as a non-executive director on 29 January 2024. He is a member of the Audit & Risk, Sustainability and Nominations & Governance Committees. Mr Belani is an independent director. Mr Belani joined SLB (formerly Schlumberger) in 1980 and served as a senior executive of SLB from 2011 until his retirement in 2022. Mr Belani held several senior executive roles at SLB including President Reservoir Characterization, Executive Vice President Technology and most recently, Executive Vice President New Energy where he was responsible for deploying differentiated technologies and practices to decarbonise exploration and production operations, and the development of new avenues of growth in emerging markets with carbon-neutral technologies. Mr Belani continued to work as a Senior Advisor to SLB from 2022. Mr Belani holds directorships on the boards of Malaysia-based Gentari Sdn. Bhd., US-based Enervenue, Inc. and India-based AMGreen Group. Mr Belani is also a member of the board of A*STAR, the agency for science and technology for the Government of Singapore. Prior to his appointment, appropriate checks were taken into Mr Belani’s background, experience and suitability. The Board considers that Mr Belani will bring a deep technological background to the Board’s oversight of energy transition and climate strategy, alongside an understanding of policy settings designed to drive decarbonisation in the energy sector. Mr Belani has confirmed that he has sufficient time to meet his responsibilities as a director of Woodside. For the reasons set out above, the Board (excluding Mr Belani) recommends the election of Mr Belani as a director of the Company. 6 2024 NOTICE OF ANNUAL GENERAL MEETING

ITEM 3: REMUNERATION REPORT A resolution for adoption of the Remuneration Report is required to be considered and voted on in accordance with the Corporations Act. The Remuneration Report details the Company’s policy on the remuneration of non-executive directors, the CEO and other senior executives and is set out on pages 80-104 of the Annual Report 2023, which is available on the Company’s website at www.woodside.com. The vote on the adoption of the Remuneration Report resolution is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company. Shareholders as a whole will be given a reasonable opportunity to ask questions and to make comments on the Remuneration Report. The Board recommends that shareholders vote in favour of adopting the 2023 Remuneration Report. ITEM 4: APPROVAL OF GRANT OF EXECUTIVE INCENTIVE SCHEME AWARDS TO CEO & MANAGING DIRECTOR The Company is seeking shareholder approval for the proposed grants of Restricted Shares and Performance Rights to the CEO & Managing Director, Ms Meg O’Neill, under the Woodside Executive Incentive Scheme (EIS). The EIS remunerates executives (including the CEO) for delivering results against measurable criteria linked to safe, efficient operations, achievement of material sustainability objectives, delivery of new projects and an effective financial structure. The EIS delivers an award to executives which is linked to annual individual and corporate performance, and is designed to be simple and transparent. The Restricted Shares and Performance Rights proposed to be granted to Ms O’Neill under Item 4 form part of her remuneration for 2023. Why is shareholder approval being sought? ASX Listing Rule 10.14 requires that shareholder approval be obtained for the acquisition of securities by a director under an employee incentive scheme. Ms O’Neill is covered by ASX Listing Rule 10.14.1 because she is the Managing Director of the Company. Shareholder approval is only required under ASX Listing Rule 10.14 if new shares may be issued to a director and not if shares are required to be purchased on-market. The Company’s usual practice is to purchase shares on-market for the purposes of allocating Restricted Shares and to satisfy the vesting of any Performance Rights that vest. However, shareholder approval is sought in the interests of transparency and good governance, and to preserve the flexibility for the Board to determine whether shares allocated to Ms O’Neill under the EIS will be purchased on-market or issued. Structure of CEO’s remuneration at Woodside The structure of CEO remuneration is a combination of: Fixed annual reward (FAR), and Variable annual reward (VAR), which is delivered under the EIS. The CEO’s VAR is based on performance against Woodside’s Corporate Scorecard and her individual key performance indicators (KPIs) for the performance year and the Board has a discretion to make adjustments that it considers appropriate. For 2023, the Board determined to award Ms O’Neill a VAR of A$6,653,000, which represents 66% of maximum EIS opportunity. Details of the Corporate Scorecard outcomes, KPIs that applied to Ms O’Neill’s VAR for 2023 and the performance achieved against these KPIs, are detailed in the Remuneration Report. The CEO’s individual performance is shown in Table 4 set out on page 92 of the Remuneration Report. Following the Board’s performance assessment, the VAR outcome is determined and the award is delivered in different components, as set out in the following table: CEO EIS structure Performance Rights1 Subject to 5-year RTSR performance 30% Restricted Shares1 Subject to a 5-year deferral period 30% Restricted Shares1 Subject to a 4-year 10% deferral period Restricted Shares1 Subject to a 3-year 10% deferral period Cash 20% Year 12 Year 2 Year 3 Year 4 Year 5 Allocated using a face value methodology. Award allocated after completion of performance year. Approval is being sought under Item 4 for the grant of the Performance Rights and Restricted Shares components of Ms O’Neill’s VAR for 2023. The structure of the EIS awards has been designed to deliver three key objectives: executive engagement, alignment with the shareholder experience and strategic fit. The VAR aligns shareholder and executive remuneration outcomes by ensuring a significant portion of CEO remuneration is at risk, while rewarding performance across short, medium and longer-term horizons. Scorecard KPIs reflect both operational performance and Woodside’s performance against material sustainability criteria (including environmental performance, climate metrics such as emissions targets and social licence to operate). WOODSIDE ENERGY GROUP LTD 7

In 2023, in recognition of the importance of climate to our business, the Board determined that climate metrics will be a distinct component of Executive Remuneration impacting Variable Annual Reward from 2024. Climate metrics will make up 15% of the total scorecard, with 70% based on gross Scope 1 and 2 emissions performance (calculated prior to retirement of carbon credits as offsets) and 30% based on new energy project progress. Individual KPIs may also be added to Executive Performance Agreements in accordance with the roles and responsibilities of the Business Group. Ms O’Neill’s total remuneration package for 2023 is set out below: FAR (inclusive of superannuation) A$2,400,000 Target opportunity is 280% of FAR. VAR The CEO can receive up to a maximum of 420% of FAR, subject to performance. Restricted Shares proposed to be granted to Ms O’Neill As shown above, fifty percent (50%) of Ms O’Neill’s VAR for the period 1 January 2023 to 31 December 2023 (equalling A$3,326,500) is proposed to be delivered in the form of Restricted Shares, subject to either a three, four or five-year deferral period. The deferral period for each tranche commences from the allocation date following the Annual General Meeting. A service condition applies during the deferral period and there are no further performance conditions attached to these awards. It is proposed that Ms O’Neill will receive 109,617 Restricted Shares (calculated using the methodology set out on page 9 of these explanatory notes). Each Restricted Share is a fully paid ordinary share in Woodside that is subject to a service condition during the deferral period. As the Restricted Shares are part of Ms O’Neill’s remuneration, no amount is payable on the grant or vesting of a Restricted Share. This element creates a strong retention proposition for the CEO as vesting is subject to employment not being terminated with cause or by resignation during the deferral period. The deferral ensures that awards remain subject to fluctuations in share price across the three, four and five-year periods, which is intended to reflect the sustainability of performance over the medium-term and long-term and to support increased alignment between executives and shareholders. The Company has decided to grant Ms O’Neill Restricted Shares for the deferred component of the VAR because they align her interests with the interests of shareholders by creating an ownership interest in shares, and provide her with an opportunity to receive dividends. Performance Rights proposed to be granted to Ms O’Neill Thirty percent (30%) of Ms O’Neill’s VAR will be delivered in the form of Performance Rights (equalling A$1,995,900). It is proposed that Ms O’Neill will be granted 65,771 Performance Rights (calculated using the methodology set out on page 9 of these explanatory notes) as the long-term component of her VAR. Each Performance Right provides Ms O’Neill with the opportunity to receive a fully paid ordinary share in Woodside, provided certain vesting conditions are met. As the Performance Rights are part of Ms O’Neill’s remuneration, no amount is payable on the grant of Performance Rights or on allocation of shares if Performance Rights vest. The Board retains discretion to make a cash equivalent payment in lieu of an allocation of shares. The Company has decided to grant Ms O’Neill Performance Rights because they create share price alignment between Ms O’Neill and shareholders but do not provide the full benefits of share ownership (such as dividend and voting rights) unless the Performance Rights vest. Vesting conditions applying to the Performance Rights The Performance Rights will have a performance period, commencing from the allocation date following the Annual General Meeting. The Performance Rights are divided into two components as follows: One third of the Performance Rights are subject to a relative total shareholder return (RTSR) performance condition, which will be tested against the total shareholder return (TSR) over the performance period of companies that comprised the ASX50 as at 1 December 2023, and The remaining two-thirds of the Performance Rights are subject to an RTSR performance condition, which will be tested against the TSR over the performance period of the following group of international oil and gas companies. International oil and gas comparator (weighted at 67%) APA Corporation (previously Apache Corporation) Equinor ASA Canadian Natural Resources Hess Corporation ConocoPhillips Inpex Corporation Coterra Energy Marathon Oil Company Devon Energy Occidental Petroleum ENI S.p.A Santos Ltd EOG Resources 8 2024 NOTICE OF ANNUAL GENERAL MEETING

The Board has discretion to vary the peer group or make other adjustments to the performance condition that it considers appropriate provided participants are not materially prejudiced or advantaged, including to: take into account events that occur prior to vesting (for example, takeovers, mergers or de-mergers); or include or exclude items that the Board considers appropriate, including to better reflect shareholder expectations or management performance. Performance is tested after five years as the Company operates in a capital-intensive industry with long investment timelines. It is imperative that executives take decisions in the long-term interest of shareholders, focused on value creation across the commodity price cycles of the oil and gas industry. The Board’s view is that RTSR is the best measure of long-term value creation across the commodity price cycle of our industry. Each component is separately tested. The percentage of Performance Rights in each component that vest will depend on the following vesting schedule: Woodside RTSR percentile Vesting of Performance Rights position within peer group in the relevant RTSR component Less than 50th percentile No vesting Equal to 50th percentile 50% vest Between the 50th and 75th Vesting on a pro-rata basis percentile Equal to or greater than 75th 100% vest percentile RTSR performance hurdle vesting RTSR outcomes are calculated by an external adviser following the end of the performance period. Any Performance Rights that do not vest will lapse and are not retested. The decision to vest the Performance Rights is subject to the overriding discretion of the Board, which may adjust outcomes if appropriate, including to better reflect shareholder expectations or management performance. Other terms of the Restricted Shares and Performance Rights The following table summarises the key terms that apply to the components of VAR delivered as equity to Ms O’Neill: Key EIS features Allocation methodology Restricted Shares and Performance Rights are allocated using a face value allocation methodology. The number of Restricted Shares and Performance Rights has been calculated by dividing the value of the respective components by the volume weighted average price (VWAP) of the Company’s shares traded on each trading day in December 2023 (being approximately A$30.35). Dividends and voting rights Ms O’Neill is entitled to receive dividends on Restricted Shares and exercise voting rights. No dividends are paid on Performance Rights prior to vesting. For Performance Rights that do vest, a dividend equivalent payment will be paid by the Company for the period between allocation and vesting. The dividend equivalent payment will be paid in cash unless the Board determines otherwise. Ms O’Neill does not have any voting rights in relation to Performance Rights. Clawback provisions The Board has the discretion to reduce or claw back EIS equity awards or entitlements received under the Company’s Equity Award Rules including where an executive has acted fraudulently or dishonestly or is found to be in material breach of their obligations, they have engaged in an act which has brought a Group company into disrepute or may negatively impact any Group company’s reputation in a material way, vesting is not justified or supportable, there is a material misstatement or omission in the financial statements or the Board determines that circumstances have occurred that have resulted in an unfair benefit to the executive. Control event The Board has the discretion to determine the treatment of Restricted Shares and Performance Rights on a change of control event. If an actual change of control occurs during the vesting period for equity awards, unless the Board determines otherwise Restricted Shares will vest in full whilst Performance Rights will vest on a pro-rata basis having regard to the portion of the vesting period elapsed. Cessation of employment If Ms O’Neill resigns or her employment is terminated for cause, all Performance Rights will lapse and Restricted Shares will be forfeited (unless the Board determines otherwise). If Ms O’Neill ceases employment for any other reason and unless the Board determines otherwise: All Performance Rights will remain on foot and will remain subject to the original terms; and Restricted Shares will vest in full from a date determined by the Board. Adjustments to The Board may grant additional Performance Rights or make adjustments it considers appropriate to the terms of a Performance Rights Performance Right if there is a corporate action by, or capital reconstruction in relation to, the Company, including any return of capital. No retesting There will be no retest applied to the award. Performance Rights will lapse if the required RTSR performance is not achieved at the conclusion of the five-year period. WOODSIDE ENERGY GROUP LTD 9

Other information required by the ASX Listing Rules Ms O’Neill is the only director eligible to participate in the EIS. The ASX Listing Rules require this Notice of Annual General Meeting to state the number and average price of securities received by Ms O’Neill under the EIS. 609,883 securities have previously been granted to Ms O’Neill under the EIS, comprising 170,501 Performance Rights and 439,382 Restricted Shares. These securities were granted to Ms O’Neill as part of her VAR for no cost. If Item 4 is approved, the Restricted Shares and Performance Rights will be allocated to Ms O’Neill as soon as practicable after the Annual General Meeting and in any event within 12 months of the meeting. If Item 4 is not approved, the Board will, acting reasonably, determine the amount and form of the compensation payable to the CEO for the loss of the benefit of the equity component of her VAR award. Details of any securities issued under the EIS will be published in the Company’s Annual Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the EIS after this resolution is approved and who are not named in this Notice of Annual General Meeting will not participate until approval is obtained under ASX Listing Rule 10.14. No loan will be made by the Company in relation to the grant of Restricted Shares and Performance Rights to Ms O’Neill. The Board (with Ms O’Neill abstaining) recommends that shareholders vote in favour of the grant of Restricted Shares and Performance Rights to the CEO and Managing Director. ITEM 5: APPROVAL OF LEAVING ENTITLEMENTS Part 2D.2 of the Corporations Act restricts the entitlements that can be given without shareholder approval to individuals who hold or held a managerial or executive office (as defined in the Corporations Act) on leaving employment with the Company or its related bodies corporate (together, the Group). Approval is being sought for the purposes of sections 200B and 200E of the Corporations Act in respect of any leaving entitlements that may be provided to any current or future employees of the Group who: are or become members of Woodside’s key management personnel (KMP); or otherwise hold a managerial or executive office in Woodside or a related body corporate (i.e. who serve as directors of subsidiaries), at the time of their cessation of employment or at any time in the three years prior to their cessation (“Relevant Executives”). Non-Executive Directors do not participate in the Company’s incentive plans and are not entitled to receive any entitlements in connection with their retirement from the Board. Potential benefits upon termination for Non-Executive Directors would therefore be limited to unpaid fees and entitlements and other non-material leaving entitlements (e.g. retention of property such as phones or electronic devices). Accordingly, the focus of this resolution is on Relevant Executives who serve (or may serve) in a KMP or subsidiary director role within the Group. Rationale for seeking approval The approval is sought to enable the Group to operate its various remuneration programs to support the Group’s strategy. The Company is a global business with subsidiaries and operations in many jurisdictions across the world. As well as covering Relevant Executives who are employed in Australia, this approval will extend to Relevant Executives employed outside of Australia whose employment terms are designed to meet local laws, regulations and practice. The approval sought will enable the Board to: facilitate the execution of the Company’s remuneration policy as outlined in the Remuneration Report; attract and retain future Relevant Executives on market competitive terms in line with market expectations in overseas jurisdictions; and preserve the discretion for the Company to determine the most appropriate termination package for Relevant Executives at the time cessation occurs, having regard to their contribution to the Group and the circumstances in which they are ceasing employment. If shareholder approval is obtained, this will not guarantee that a Relevant Executive will receive any of the leaving entitlements described below. The Company is conscious of the need to strike an appropriate balance between ensuring fair treatment of Relevant Executives on cessation of employment and avoiding excessive termination pay-outs. The Company is seeking shareholder approval for the following benefits or entitlements: additional leaving entitlements to a Relevant Executive (such as payments in lieu of notice, or restraint payments included under their employment contract), which are generally not more than 12 months’ base salary based on the salary of the Relevant Executive at the time their employment ceases; death and disablement benefit to which a Relevant Executive is contractually entitled upon cessation of their employment; other amounts due under applicable laws, regulation and local practice of the jurisdiction in which the Relevant Executive is employed; and the full range of leaver treatments provided for under the terms of incentive plans for Relevant Executives, some of which involve exercise of discretion by the Board (or its delegates) and/or acceleration of vesting in limited circumstances. 10 2024 NOTICE OF ANNUAL GENERAL MEETING

Summary of Woodside leaving benefits The Company is committed to transparency in communicating its remuneration arrangements to shareholders. To enable shareholders to meaningfully assess whether to approve this resolution, the summary below outlines the key categories of potential leaving entitlements that may become payable to Relevant Executives and the types of circumstances in which they may arise. This summary is not intended to provide an exhaustive list of every benefit that could become payable to Relevant Executives in every potential termination scenario. Part of the reason Woodside is seeking shareholder approval is to preserve a degree of flexibility for the Board (or its delegate) to tailor the termination benefits for Relevant Executives having regard to the circumstances of the Relevant Executive’s cessation of employment and within the parameters imposed by: Woodside’s remuneration policy, as described in the Remuneration Report; the Relevant Executive’s employment agreement; the terms of any equity or incentive awards granted to the Relevant Executive under Woodside’s employee incentive plans; and prevailing laws, regulations, market practice and governance expectations at the time the Relevant Executive ceases employment. Agreement or plan Treatment on cessation of employment Employment agreements Employment agreements for Relevant Executives, including KMP, generally provide for notice periods of up to 6 months and allow for payments in lieu of notice to be paid by the Group. Payments in lieu of notice are calculated by reference to the executive’s total fixed remuneration at the time of cessation. Incentive plans In general, the terms of incentive awards made to Relevant Executives under Woodside’s incentive plans differentiate between ‘good leaver’ and ‘bad leaver’ scenarios. Termination for cause and resignation would typically be ‘bad leaver’ scenarios. ‘Good leavers’ are those who cease due to death or disability, retirement, redundancy or other appropriate circumstances (which could include termination due to expiry of a fixed term contract or termination by mutual agreement). The terms of incentive awards generally provide for unvested awards to lapse in ‘bad leaver’ scenarios. Bad leavers will also not typically receive any pro-rata incentive awards for the year in which termination occurs. In ‘good leaver’ scenarios, the treatment of incentive awards will depend on the nature of the award and the circumstances of the individual ceasing employment. While ‘default’ treatments apply under of the each of Woodside’s equity or incentive plans (see the Explanatory Notes for Item 4 for a summary of the default EIS leaver treatments), the Board (or its delegate) retains a discretion to determine the appropriate treatment at the time of cessation, including: lapsing some or all of the unvested incentive awards; allowing some or all of the unvested incentive awards to remain on foot and be tested in the usual course; accelerating vesting of some or all of the unvested incentive awards; determining to make a pro-rata incentive award for the year in which termination occurs. The Board does not envisage that it would exercise its discretion to accelerate vesting of performance-based equity or incentive awards absent extraordinary circumstances (e.g. death, serious injury, disability or illness). Similarly, the Board (or its delegate) would only exercise its discretion to allow more than a pro-rata portion of unvested performance-based awards to remain on foot in limited circumstances, having regard to the duration of the vesting period elapsed, the level of performance against any applicable hurdles and the specific circumstances of the individual ceasing employment. Redundancy and severance Woodside has plans and policies in place across its global business that provide for redundancy or severance payments plans in line with local market practice. Relevant Executives may be eligible for payments under these plans depending on the location in which they are based and the circumstances in which they cease employment. While redundancy payments generally fall within an exemption to the Corporations Act termination benefits regime, Woodside is seeking approval to allow for the provision of the full range of redundancy and severance arrangement across its global business. Other payments under applicable policies, laws, regulation or market practice Other benefits may be payable upon cessation in accordance with applicable policies, law, regulation or market practice. This would include accrued leave, continuation of insurance benefits and superannuation entitlements. While many of these benefits would not be considered ‘termination benefits’ under the Corporations Act, given the global nature of Woodside’s business and the range of different arrangements in place across those jurisdictions, there may be circumstances in which these benefits would be treated as termination benefits. Woodside is therefore seeking approval to allow for the provision of payments under applicable policies, laws, regulation or market practice to Relevant Executives across its global business. Incidental benefits Circumstances may arise where it will be appropriate for Woodside to make small incidental payments to a Relevant Executive, such as allowing the Relevant Executive to retain certain property following termination (such as phones or other electronic devices) or making retirement gifts to recognise the contribution they made to the Group. Approval is sought to grant such benefits provided they are considered reasonable in the circumstances. WOODSIDE ENERGY GROUP LTD 11

The value of the potential termination benefits The amount and value of the termination benefits and entitlements that may be provided to a Relevant Executive in accordance with this approval cannot be ascertained in advance as they will depend on a number of factors that will, or are likely to, affect that value, including: the circumstances in which the Relevant Executive ceases employment and the extent to which they served the applicable notice period; the Relevant Executive’s base salary at the time the relevant awards were made and at the time they cease employment; the Relevant Executive’s length of service with the Group and the portion of any relevant performance or vesting periods that have expired at the time they cease employment; the number of unvested equity or incentive awards held by the Relevant Executive prior to cessation of employment and the number that the Board (or its delegate) determines to vest, lapse or leave on foot; Woodside’s share price when the value of any equity or incentive entitlements are determined and the terms of those entitlements; any other factors that the Board (or its delegate) determines to be relevant when exercising a discretion (such as its assessment of the individual’s performance up to the cessation date); the jurisdiction and location in which the Relevant Executive is based at the time they cease employment and the applicable laws in that jurisdiction; and any changes in laws, regulation or market practice between the date that Woodside or the relevant body corporate enters into an employment agreement with the Relevant Executive and the date they cease employment. Approval is sought for a three-year period If approval is obtained, it will be effective for three years from the date the resolution is passed or the 2027 Annual General Meeting (whichever is later) (Effective Period). This means that the approval will be effective if: the Board (or its delegate) exercises discretion as outlined above in connection with the cessation of employment of a Relevant Executive; or the Group executes a deed of separation with the Relevant Executive in respect to the cessation of their employment; or the Relevant Executive ceases employment with the Group during the Effective Period. If considered appropriate, the Board will seek a new approval from shareholders at the Company’s Annual General Meeting in 2027. If shareholder approval is obtained, the value of the benefits outlined in this resolution and Explanatory Notes will be disregarded when calculating the Relevant Executive’s cap on leaving entitlements for the purpose of subsection 200F(2)(b) or subsection 200G(1)(c) of the Corporations Act. The Board (with Ms O’Neill abstaining as a potential recipient of leaving entitlements contemplated by this resolution) recommends that shareholders vote in favour of the approval of termination benefits in accordance with the terms outlined above. 12 2024 NOTICE OF ANNUAL GENERAL MEETING

ITEM 6: CLIMATE TRANSITION ACTION PLAN AND 2023 PROGRESS REPORT An advisory resolution to support Woodside’s Climate Transition Action Plan and 2023 Progress Report is proposed for shareholder vote. The purpose of the vote on this resolution is to further engage with our shareholders in relation to our climate strategy by enabling them to express their opinion on our Climate Transition Action Plan and 2023 Progress Report. Shareholders are not being asked to take responsibility for the Group’s climate change strategy as that responsibility lies with the Board. The Board has ultimate responsibility for the execution of the Climate Transition Action Plan, and oversees its operational implementation led by our CEO together with our Executive Leadership Team. Since the vote on the 2021 Climate Report held at the 2022 Annual General Meeting, and the merger with BHP’s petroleum business, Woodside has actively engaged with shareholders to understand their priorities for our climate strategy and disclosures and has extended its approach to climate change across the merged portfolio. The Board believes that this work is sufficiently progressed to support holding a shareholder vote at this time. As the Climate Transition Action Plan and 2023 Progress Report explains, climate strategy is integrated throughout our company strategy. The Board believes shareholders should vote to support the Climate Transition Action Plan and 2023 Progress Report because it reflects and responds to investor feedback on climate issues, and articulates how the Company aims to thrive through the energy transition by building a low cost, lower carbon,1 profitable, resilient and diversified portfolio. 1 For Woodside, a lower carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim. 2 Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing 2 or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. 3 Woodside uses this term to describe technologies such as CCUS or offsets that could be used by customers to reduce their net greenhouse gas emissions. The Climate Transition Action Plan and 2023 Progress Report describes the Company’s climate-related governance, strategy, risk management and targets and metrics. Page 9 of the Climate Transition Action Plan and 2023 Progress Report includes a reference guide to the key updates Woodside has included in response to investor feedback, including information about: potential demand for our products through the energy transition, and why we believe that Woodside’s projects will be competitive; progress towards our net equity Scope 1 and 2 emissions reduction targets, which in 2023 were 12.5% below the starting base, an advance on 2022 (11%) and on course for our 2025 target (15% reduction);2 asset decarbonisation planning across our merged portfolio; a new complementary Scope 3 emissions abatement target, established alongside our current investment target for new energy products and lower carbon services;3 additional information about our carbon credit portfolio size, composition and integrity; amendments to our executive remuneration framework, so that achievement of gross Scope 1 and 2 emissions targets and progress on new energy projects directly impact reward; and a review of our industry association memberships, including whether policy advocacy activities support the goals of the Paris Agreement. As in previous years, the Climate Transition Action Plan and 2023 Progress Report has been structured to align with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations framework. Our climate reporting will also align with Australian Sustainability Reporting Standard ASRS 2, when this is finalised. A copy of the 2023 Climate Transition Action Plan and 2023 Progress Report is available on the Company’s website at https:// www.woodside.com/sustainability/environment/climate. The Board will take feedback from shareholders and the outcome of this resolution into consideration when determining the Company’s approach to climate change going forward. Woodside will provide further material updates in its annual and other disclosures, and intends that subsequent shareholder votes will be held at three-year intervals, except in exceptional circumstances. Voting in favour of this resolution will show support for the 2023 Climate Transition Action Plan and 2023 Progress Report, including Woodside’s disclosures on how it intends to progress its approach to climate change. For the reasons outlined above, the Board recommends that shareholders support the 2023 Climate Transition Action Plan and 2023 Progress Report by voting in favour of this resolution. WOODSIDE ENERGY GROUP LTD 13

4 Notes Voting and Information These Notes and Voting Information are important and should be read carefully by all shareholders. VOTING ENTITLEMENTS Pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) the Board has determined that, for the purpose of voting at the meeting, shareholders are those persons who are the registered holders of Company shares at 5.00pm (AWST) on Monday, 22 April 2024. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting. VOTING EXCLUSIONS Item 3 The Company will disregard any votes cast on Item 3: by or on behalf of a member of the Company’s KMP named in the Remuneration Report for the year ended 31 December 2023, or their closely related parties, regardless of the capacity in which the vote is cast, or as a proxy by a person who is a member of the KMP at the date of the Annual General Meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Item 3: in accordance with a direction as to how to vote on the Voting Form, or by the Chair of the meeting pursuant to an express authorisation to exercise the proxy even though the resolution is connected with the remuneration of the Company’s KMP. Item 4 The Company will disregard any votes cast on Item 4: in favour of the resolution by or on behalf of Ms O’Neill or her associates, regardless of the capacity in which the vote is cast, or as proxy by a person who is a member of the KMP at the date of the Annual General Meeting or their closely related parties, unless the vote is cast on Item 4: as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or by the Chair of the meeting as proxy for a person entitled to vote on the resolution, in accordance with an express authorisation to exercise undirected proxies as the Chair decides, even though the resolution is connected with the remuneration of a member of the Company’s KMP, or by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Item 5 If any shareholder is a current or potential employee or director of the Company or a related body corporate, then that shareholder (and their associates) should not vote on Item 5 if they wish to preserve their ability to receive benefits under this approval. Further, the Company will disregard any votes cast on Item 5 as a proxy by a person who is a member of the KMP at the date of the Annual General Meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Item 5: in accordance with a direction as to how to vote on the Voting Form; or by the Chair of the meeting as proxy pursuant to an express authorisation to exercise the proxy even though the resolution is connected with the remuneration of the Company’s KMP. ASKING QUESTIONS Shareholders as a whole will have a reasonable opportunity to ask questions at the meeting and in advance of the meeting. We encourage shareholders to lodge questions in advance of the meeting by emailing questions to secretariat@woodside.com by 5.00pm (AWST) on Wednesday, 17 April 2024. Shareholders can also ask questions in advance of the meeting to the Company’s auditor, PwC, about the content of the auditor’s report or the conduct of the audit. The Chair of the meeting will endeavour to address the frequently asked questions during the meeting and in the Chair’s address. Please note that individual responses will not be sent to shareholders. TECHNICAL DIFFICULTIES Technical difficulties may arise during the course of the Annual General Meeting. The Chair of the meeting has discretion as to whether and how the Annual General Meeting should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. 14 2024 NOTICE OF ANNUAL GENERAL MEETING

Where considered appropriate, the Chair of the meeting may continue to hold the Annual General Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a direct vote or directed proxy by 10.00am (AWST) on Monday, 22 April 2024, even if they plan to attend the Annual General Meeting online. PROXIES All shareholders who are entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them. The proxy does not have to be a shareholder of the Company. Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify what proportion of their votes they want each proxy to exercise. If no proportion is specified, each proxy may exercise half the member’s votes. If the Chair of the meeting is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise all available votes in favour of resolutions 2 to 6 inclusive. In accordance with the Corporations Act, any directed proxies that are not voted on a poll at the meeting will automatically default to the Chair of the meeting, who is required to vote proxies as directed. ATTORNEY Where a shareholder appoints an attorney to act on their behalf at the meeting, such appointment must be made by a duly executed power of attorney (or a certified copy). Unless it has previously been given to the Company, the power of attorney must be received by the Company’s share registry, Computershare, by post or fax as set out in the ‘Lodgement’ section on page 15 by 10:00am (AWST) on Monday, 22 April 2024. PROXY VOTING ON ITEM 3 (REMUNERATION REPORT), ITEM 4 (APPROVAL OF GRANT OF EIS AWARDS TO CEO & MANAGING DIRECTOR) AND ITEM 5 (APPROVAL OF LEAVING ENTITLEMENTS) The KMP of the Company (which includes each of the directors and executives named in the Company’s 2023 Remuneration Report) and their closely related parties will not be able to vote as your proxy on Items 3, 4 and 5 unless you tell them how to vote, or the Chair of the meeting is your proxy. If you intend to appoint a member of the KMP or one of their closely related parties as your proxy, please ensure that you direct them how to vote on Items 3, 4 and 5 otherwise they will not be able to cast a vote as your proxy on that item (except in the case of the Chair of the meeting). If you appoint the Chair of the meeting as your proxy, you can direct them how to vote by marking one of the boxes for Items 3, 4 and 5 (i.e. to vote “for”, “against” or “abstain”). If you appoint the Chair of the meeting as your proxy or the Chair of the meeting is appointed as your proxy by default, but you do not mark a voting box for Items 3, 4 or 5, you will be taken to have expressly authorised the Chair of the meeting to exercise the proxy in respect of the relevant item as the Chair decides, even though it is connected with the remuneration of the KMP. DIRECT VOTING A direct vote will enable shareholders to vote on resolutions considered at the meeting by lodging their votes with the Company prior to the meeting. Direct voting will enable shareholders to exercise their voting rights without needing to attend the meeting or appoint a proxy. Please note that a shareholder who has cast a direct vote may attend the meeting, but their attendance will cancel the direct vote unless they indicate otherwise when registering to enter the meeting. LODGEMENT OF DIRECT AND PROXY VOTES The Company encourages you to register your direct voting or proxy instructions online at the Share Registry website www.investorvote.com.au. Lodging your vote online is a simple, secure and efficient method of providing your instruction. To log in to Investor Vote: Go online to www.investorvote.com.au Enter the Control Number – 183629 Enter your Security Reference Number (SRN) or Holder Identification Number (HIN) Enter your Australian post code or country of residence, and Submit your proxy or direct vote. Alternatively, you may contact Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you. Please complete the hard copy Voting Form in accordance with the instructions on the back of the Voting Form and return it to Computershare Investor Services Pty Ltd: by post to GPO Box 242, Melbourne, Victoria, 3001, Australia; or by fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). To be valid, your electronic voting instructions or Voting Form must be received by 10.00am (AWST) on Monday, 22 April 2024. Note that references to submitting a Voting Form in this Notice of Annual General Meeting include appointing a proxy or voting directly using any of the above methods. BODIES CORPORATE A body corporate may appoint an individual as its representative to attend and vote at the meeting and exercise any other powers the body corporate can exercise at the meeting. The appointment may be a standing one. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. CUSTODIANS AND NOMINEES For Intermediary Online subscribers only (custodians and nominees) please visit www.intermediaryonline.com to submit your voting intentions. WOODSIDE ENERGY GROUP LTD 15

5 Annexure A STATEMENT PURSUANT TO SECTION 249P OF THE CORPORATIONS ACT Pursuant to section 249P of the Corporations Act, a group of shareholders holding approximately 0.003% of the Company’s ordinary shares on issue requested that the following statement about Item 2(a) be given to all members. Woodside is legally required to circulate the statement to shareholders. However, the Board and Company are not responsible for the content of the statement or for any inaccurate or misleading information contained therein. BOARD RESPONSE The Board1 strongly disagrees with the members’ statement and strongly supports the re-election of Mr Richard Goyder to the Board The Board believes that Mr Goyder is a highly capable and effective leader, and continues to provide valuable insight, stewardship and strength to the Board and its deliberations generally as a result of his extensive business career and board experience. The Board notes that the members’ statement is provided by a group of shareholders holding approximately 0.003% of the Company’s ordinary shares on issue. Climate governance, including responsiveness to investor feedback Mr Goyder and the senior leadership team have held numerous direct engagements with a broad range of shareholders on climate strategy and governance. Directors have discussed climate change at each Board (or Sustainability Committee) meeting. We have listened carefully to our investors, who have asked for more detailed information about our climate action plans. Mr Goyder has oversight of the governance structure which ensures that climate change is appropriately considered by the Board and the Sustainability Committee. Relevant aspects of climate change are also considered by other Board sub-committees including the Nominations & Governance Committee, the Audit & Risk Committee and the Human Resources & Compensation Committee. The Board has the appropriate mix of skills and experience to ensure that Woodside is adopting a strategy to maintain resilience and promote long-term shareholder value through the energy transition. Our Climate Transition Action Plan and 2023 Progress Report reflects and responds to investor feedback. It represents a material step forward from our previous disclosures and clearly articulates our plans to reduce our net equity Scope 1 and 2 emissions and invest in products and services for the energy transition. The Climate Transition Action Plan and 2023 Progress Report contains a guide on Page 9 which references key changes as compared to the 2022 Climate Report. How global energy markets may evolve, and how we assess our investments for resilience to the energy transition Woodside recognises the energy transition is uncertain and our strategy is to diversify and adapt, rather than choosing a single course in advance and acting as if the energy transition were more certain than it is. Woodside carefully assesses evidence from the market as well as multiple scenarios from different respected sources about the energy transition. Woodside also assesses the potential role of its primary product, natural gas, in the energy transition – including in power generation, as a source of heat for high temperature industrial processes, and as a feedstock for industries such as ammonia and methanol production. The recent sales of equity in the Scarborough Joint Venture to LNG Japan and JERA are evidence of the mutual confidence in demand for our products. 1 References to the Board’s views in this section excludes Mr Richard Goyder, as this statement relates to his re-election. 16 2024 NOTICE OF ANNUAL GENERAL MEETING

Woodside’s Scope 1 and 2 net equity greenhouse gas emissions performance to date As set out in the Climate Transition Action Plan, Woodside’s gross Scope 1 and 2 emissions intensity is lower (better) when compared to global industry averages from credible third-party sources and for a comparable energy portfolio.1 This reflects the intrinsic characteristics of our oil and gas resources, the design of our facilities, energy efficiency measures undertaken, and the implementation of our asset decarbonisation plans. Woodside’s performance should provide confidence to shareholders regarding our focus and commitment to effectively manage emissions at our facilities. Woodside’s plan to reduce net equity Scope 1 and 2 greenhouse gas emissions Woodside’s plans to reduce net equity Scope 1 and 2 emissions includes avoiding emissions in the design of our facilities, reducing them in operations, as well as buying and originating carbon credits to use to utilise as offsets. This includes the identification of opportunities costing less than Woodside’s internal long-term cost of carbon assumption of US$80/t CO -e (real terms 2022) which are being incorporated into asset or project level business plans including Sangomar, Scarborough 2 and Trion. Our plans also include the identification of further opportunities costing more than US$80/t CO -e (real terms 2022), which are subject to additional engineering, cost reduction or technology maturation factors in a 2 company-wide large scale abatement plan. Woodside’s utilisation of carbon credits as offsets, and how we assess their integrity As set out in the Climate Transition Action Plan, our current approach to originating credits includes planting approximately 2.7 million mixed biodiverse seedlings in Western Australia in 2023 and funding the restoration of up to 7,000 hectares of mangroves in Senegal. Woodside applies a strict integrity assessment to its carbon credits portfolio. Our current approach is informed by current and emerging external frameworks such as the Integrity Council for the Voluntary Carbon Market (ICVCM)’s Core Carbon Principles, the Investor Group on Climate Change’s (IGCC)’s guidance, and the Oxford Principles for Net Zero Aligned Offsetting. Our work to diversify our portfolio by introducing new energy products and lower carbon services such as hydrogen or CCUS These products and services can help our customers avoid or reduce their Scope 1 or 2 emissions and therefore reduce the life cycle (Scopes 1, 2 and 3) emissions intensity of our portfolio. We made progress towards our Scope 3 investment target to invest US$5 billion by 2030 in these products and services. At the end of 2023, we have cumulatively spent more than US$335 million towards this target, with expenditure increasing by 135% in 2023 (as compared to 2022). We also introduced a new complementary Scope 3 emissions abatement target, which is to take final investment decision (FID) on new energy products and lower carbon services by 2030, with total abatement capacity of 5 Mtpa CO -e. 2 The Scope 3 investment target tracks our work to develop these projects and bring them to market. The new complementary Scope 3 emissions abatement target will track the potential impact of these projects on customer emissions. Mr Goyder’s performance as Chair Over the past two financial years (2023 and 2022), Woodside has declared US$7.5 billion in dividends, whilst investing in new major capital projects which will create future value at Sangomar, Scarborough and Trion. Mr Goyder has overseen these investment decisions, the merger with BHP’s petroleum business, the diligent assessment of company performance and new business opportunities, and guided Woodside through the global pandemic. The Board is satisfied that he has the time, skills and experience to continue to contribute to the Board in the interests of shareholders. Alignment with shareholder value Woodside’s high margin portfolio is made up of quality assets which have the scale and resilience to deliver ongoing value. Woodside’s disciplined capital allocation approach includes robust assessment of opportunities, portfolio outcomes and shareholder returns while maintaining focus on safe, reliable and efficient operations. Our capital management framework aims to optimise value, balance strong shareholder returns and invest in quality opportunities. Quantification of avoided emissions is inherently uncertain. However, it is possible to provide an estimate by comparison to benchmarks of a comparable portfolio of LNG, conventional shelf and deepwater assets producing 187.2 MMboe (Woodside equity production 2023) with a similar product mix to Woodside. There are a number of potential benchmarks providing estimates of the 2023 global average emissions intensity of oil and gas operations. Based on Wood Mackenzie’s Emissions Benchmarking Tool, an estimate of avoided emissions is around 391 kt CO -e, whereas based on the industry average emissions reported in Table 3.1 of IEA’s “The Oil and Gas Industry in Net Zero Transitions” (November 2023), an estimate of avoided 2 emissions is around 1,705 kt CO -e. 2 WOODSIDE ENERGY GROUP LTD 17

MEMBERS’ STATEMENT The Woodside board, chaired by Richard Goyder, has been persistently unresponsive to shareholder concerns on climate risk management and is pursuing a growth strategy that is not in shareholders’ interests. A central function of Woodside’s board is to “set the strategic direction of the company”1 and this includes the company’s management of climate risk. However, under the chairmanship of Richard Goyder, the current board has resisted change in the wake of major shareholder votes at the last four annual general meetings (AGMs), each relating to its failure to deliver a credible strategy that will maximise shareholder value in the face of the global energy transition. Most recently, long-standing director Ian Macfarlane suffered a record-breaking2 vote of 35% against his re-election at the 2023 AGM over these concerns. Company disclosures since then, in particular those made at the 2023 Investor Briefing Day, indicate Woodside is persisting with its carbon-intensive growth portfolio that appears less value-accretive than a capital return strategy.3 The chair carries ultimate responsibility for the company’s direction, and therefore it is the chair who must be held accountable for Woodside’s current approach. Investor concerns with Woodside’s climate strategy and governance The primary elements of concern that investors have held regarding Woodside’s climate strategy and governance over the last four years are: Woodside is continuing to allocate the majority of its capital to developing new oil and gas projects Woodside’s scope 1 and 2 decarbonisation targets are not Paris-aligned Woodside has not set a scope 3 target to drive the decarbonisation of its products and value chain, even though scope 3 emissions constitute 92% 4 of total equity emissions offsets dominate Woodside’s scope 1 decarbonisation strategy, which applies to 8%5 of equity emissions the company has been persistently unresponsive to the above concerns. 1https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2022-annual-report/annual-report-2022.pdf?sfvrsn=52bf2032_7#page=50 https://www.accr.org.au/news/woodside-pays-for-climate-failings-with-record-breaking-vote-against-director/ https://www.accr.org.au/research/woodside%E2%80%99s-growth-portfolio-what%E2%80%99s-in-it-for-shareholders/ https://www.accr.org.au/downloads/wds-2023-agm-investor-briefing.pdf https://www.accr.org.au/downloads/wds-2023-agm-investor-briefing.pdf 18 2024 NOTICE OF ANNUAL GENERAL MEETING

Woodside’s board is still not listening Based upon available disclosures, Woodside’s strategy has not materially changed since the 2023 AGM. We say this noting that Woodside mandated the filing date of this members’ statement prior to the publication of its 2023 Climate Report. Unlike last year, Woodside refused a request for a modest period to assess the 2023 Climate Report for any substantive updates. Therefore the assessment below is primarily based upon the presentations at the 2023 Investor Briefing Day.6 Oil and gas expansion remains the priority: Having not sanctioned a significant ‘new energy’ project, all of Woodside’s sanctioned capex has been allocated to oil and gas expansion. When adding Browse, Calypso, Sunrise and Woodside’s $5bn ‘new energy’ capex target, ACCR estimates that 88% of greenfields capex is still targeting fossil fuels.7 Operational targets (8% emissions) unlikely to be credibly strengthened: With Scarborough, Sangomar and Trion coming online before 2030, scope 1 emissions are expected to increase and the probability of Woodside credibly strengthening its operational targets is low. Credible Scope 3 target (92% emissions) not possible: While Woodside continues to actively develop projects that will result in an additional 475 MtCO2e of scope 3 emissions8, we see no pathway for a credible Scope 3 target to be announced by the company. Offsets will remain integral to meeting operational targets: Despite a growing emphasis on unsanctioned and ‘indicative’ scope 1 reductions that cost up to US$500 /tCO2e9, Woodside has not disclosed the potential emissions increases associated with the oil, gas and hydrogen projects it is pursuing. ACCR estimates that scope 1 emissions from Browse, Calypso and Sunrise will be 80 MtCO2e.10 This exceeds the upper estimates of Woodside’s potential scope 1 emission reductions. With potential new emissions exceeding potential reductions, offsets will inevitably remain a key lever for Woodside to claim it is decarbonising its operations. When presenting at the Investor Briefing Day, CEO Meg O’Neill stated “Our company strategy is a climate strategy, we don’t have two separate strategies”.11 If the company’s current strategy is progressed as stated, investor concerns will remain unaddressed. Is it all worth it? Woodside’s carbon-intensive growth portfolio creates less value than capital return Between 2007 and 2023, with no overall change in oil price despite significant volatility, Woodside doubled its production and only delivered a total shareholder return of 3.5% p.a.12 Despite lacklustre returns, Woodside remains committed to a production growth strategy. Its investment framework is more bullish than peers, with lower hurdle rates and/or higher oil price assumptions than BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Equinor, Shell and TotalEnergies.13 This has real world impacts for shareholders, with ACCR finding it unlikely that any of these peers, possibly aside from Shell, 6 https://www.woodside.com/docs/default-source/asx-announcements/2023-asx/investor-briefing-day-2023.pdf?sfvrsn=a282d577_3 7 Derived from https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf 8 Derived from https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf https://www.woodside.com/docs/default-source/asx-announcements/2023-asx/investor-briefing-day-2023.pdf?sfvrsn=a282d577_3 ACCR analysis https://www.woodside.com/docs/default-source/asx-announcements/2023-asx/investor-briefing-day- 2023.pdf?sfvrsn=a282d577_3 12 https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf pp10 13 https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf pp14 WOODSIDE ENERGY GROUP LTD 19

would have invested in Trion.14 In fact, ACCR analysis concluded that Woodside’s oil and gas growth opportunities deliver less value than a share buyback would.15 Richard Goyder’s record as an ASX Chair With poor responsiveness to shareholders a feature of the Goyder-led Woodside board—for example, lack of responsiveness to major shareholder votes and a last minute commitment to a second Say on Climate vote only after prolonged shareholder pressure16—we have doubts about whether the Chair possesses the leadership style to transition Woodside into a thriving, modern energy company. In October 2023 Qantas announced significant board renewal plans “in recognition of the reputational issues facing the Group and to support the restoration of trust in the company.”17 This included an announcement that the chair Richard Goyder will retire prior to the 2024 AGM.18 Mr Goyder’s announced exit was endorsed by the Australian Shareholders Association and the Australian Council of Superannuation Investors.19 The announcement was followed by a record 83% vote against the company’s remuneration plan at the 2023 AGM.20 We encourage members to take the concerns outlined above alongside Woodside’s recent history with regard to climate strategy and governance into account when considering their vote on the re-election of the Chair at the 2024 AGM. 14 https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf pp14-15 15https://www.accr.org.au/downloads/wds_growthportfolio_20230821.pdf https://www.afr.com/companies/energy/woodside-yields-on-climate-vote-but-resistance-remains-20230417-p5d13y https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02723591-2A1480044 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02723591-2A1480044 https://www.theaustralian.com.au/business/aviation/richard-goyder-sets-qantas-exit-date-in-2024/news- story/2d200a0ce7769bbe2c4dd133afb8cefc 20https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02735992-2A1485662 20 2024 NOTICE OF ANNUAL GENERAL MEETING

6 Annexure B STATEMENT PURSUANT TO SECTION 249P OF THE CORPORATIONS ACT Pursuant to section 249P of the Corporations Act, a group of shareholders holding approximately 0.002% of the Company’s ordinary shares on issue requested that the following statement about Item 3 be given to all members. Woodside is legally required to circulate the statement to shareholders. However, the Board and Company are not responsible for the content of the statement or for any inaccurate or misleading information contained therein. BOARD RESPONSE The Board strongly disagrees with the members’ statement and strongly recommends the adoption of the Remuneration Report The Board notes that the members’ statement is provided by a group of shareholders holding approximately 0.002% of the Company’s ordinary shares on issue. The structure of Woodside’s performance-based remuneration for key management personnel is designed to attract, retain and reward executives on the delivery of strategy, which includes our climate strategy. The structure includes long term performance periods of up to five years before equity-based remuneration can vest. Given the long term and equity-based nature of the structure, executives hold a significant proportion of shares which aligns their interests with those of shareholders. For several years, Woodside has included climate-related KPIs as part of the Sustainability component of its Corporate Scorecard which directly impacts Executive Remuneration. In 2023, in recognition of the importance of climate to our business, the Board determined that achievement of gross Scope 1 and Scope 2 emissions targets and progress on new energy projects would be distinct components of Executive Remuneration. From 2024, climate metrics will make up 15% of the Corporate Scorecard, with 70% based on gross equity Scope 1 and 2 emissions performance (calculated prior to the retirement of carbon credits as offsets) and 30% based on new energy project progress. Individual Key Performance Indicators (KPIs) linked to climate strategy delivery and performance may also be added to Executive Performance Agreements in accordance with their roles and responsibilities. This is just one of the actions that Woodside has taken to respond to investor feedback regarding its approach to climate change, which is set out in more detail in the Climate Transition Action Plan and 2023 Progress Report. The Board has carefully considered the right balance of performance measures under its executive remuneration framework to deliver its strategy to thrive through the energy transition. It shares the view that incorporation of specific measures linked to climate strategy delivery and performance is important from an alignment perspective and is continuing to refine its framework to achieve this objective. Woodside also regularly engages independent remuneration consultants to perform benchmarking against ASX peers, selected peers in the Australian materials and energy sector and international oil and gas companies. Woodside includes the International Energy Agency Net Zero Roadmap (NZE) in its analysis. Further, because we recognise the energy transition is uncertain, we also consider multiple scenarios from different respected sources about the energy transition in developing our climate strategy. Our strategy is to diversify and adapt, rather than choosing a single course in advance and acting as if the energy transition were more certain than it is. This approach requires us to: carefully analyse a wide range of energy market and climate-related scenarios, diversify our portfolio to meet changing customer demand, have a disciplined capital allocation framework to focus our investments where we believe we will be most competitive, and work diligently with our customers to understand and meet their needs so that ultimately we secure their purchase of our products and services. WOODSIDE ENERGY GROUP LTD 21

It is important that our remuneration structure continues to drive performance across our core oil and gas business as we continue to diversity our portfolio to meet changing customer demands, as this will help us sustain strong shareholder returns and positions us to fund the investments required to transform our business. Woodside’s Climate Transition Action Plan and 2023 Progress Report provides further information about our products and services, the potential role of natural gas in the energy transition, and how we assess investment decisions for resilience to the energy transition. The recent sales of equity in the Scarborough Joint Venture to LNG Japan and JERA are evidence of the mutual confidence in demand for our products. The Climate Transition Action Plan and 2023 Progress Report also provides updates on our work to introduce new products and services into our portfolio, like hydrogen and CCUS. These products and services can help our customers avoid or reduce their Scope 1 or 2 emissions and therefore reduce the life cycle (Scopes 1, 2 and 3) emissions intensity of our portfolio. Woodside has set targets for the reduction of net equity Scope 1 and 2 greenhouse gas emissions. It has also set targets for the development of new energy products and lower-carbon services (such as hydrogen and CCUS) including a Scope 3 investment target which tracks our work to develop these projects and bring them to market, and a new complementary Scope 3 emissions abatement target which will track the potential impact of these projects on customer emissions. The Board is pleased with the progress that has been made in 2023 in delivering on our climate strategy, and believes that our remuneration framework is one of many levers that have helped to drive this performance. The Board believes the enhancements made to the Corporate Scorecard which directly impacts Executive Remuneration will further sharpen the focus on achievement of gross Scope 1 and 2 emissions targets and progress on new energy projects. 22 2024 NOTICE OF ANNUAL GENERAL MEETING

MEMBERS’ STATEMENT Statement regarding resolution to adopt Remuneration Report Shareholders are urged to vote against Woodside’s Remuneration Report because its remuneration structure is inconsistent with the company’s Climate Policy, which recognises the climate goals of the Paris Agreement and states “Woodside’s objective is to thrive in this energy transition”.1 Concerningly, Woodside has set a deadline for the submission of requisitioned statements prior to the release of its 2023 Remuneration Report. It is important that Woodside’s remuneration structure be subject to appropriate scrutiny. Accordingly, this statement is directed to the anticipated remuneration structure in the 2023 Remuneration Report, based on the company’s previous disclosures. 1 https://www.woodside.com/docs/default-source/about-us-documents/corporate-governance/woodside-policies-and-code-of-conduct/climate-change-policy.pdf (pg. 1) WOODSIDE ENERGY GROUP LTD 23

Despite clear evidence that meeting the Paris Agreement’s 1.5°C goal requires rapid declines in oil and gas use and no new fields to be developed,2 Woodside’s remuneration structure incentivises management to increase oil and gas production and progress oil and gas growth projects. This practice is inconsistent with numerous international peers including Shell and Total Energies. Inconsistent with investor expectations Many shareholders do not support Woodside’s strategic response to climate risk, as demonstrated by recent votes against the board’s recommendations: In 2020, 50% of shareholders voted FOR scope 1, 2, and 3 emissions targets, and exploration and capital expenditure plans aligned with the climate goals of the Paris Agreement; In 2021, 19% of shareholders voted FOR the company to disclose plans to manage down oil and gas production in line with the Paris climate goals; In 2022, 49% of shareholders voted AGAINST the company’s climate plan; In 2023, 35% of shareholders voted AGAINST the re-election of director Ian Macfarlane, with investors and proxy advisors citing climate governance concerns.3 Rather than respond to these votes, Woodside has continued pursuing increased oil and gas production plans and new projects incompatible with the Paris climate goals. Demonstrating the company’s refusal to address investors’ concerns, Woodside failed to materially update its climate strategy after the 49% protest vote, with Chair Richard Goyder stating “much of this [2022] report is similar to our Climate Report 2021”.4 Inconsistent with climate pathways The 2023 version of the IEA’s Net Zero Emissions by 2050 Scenario (NZE) reiterated that in order to have a 50% chance of limiting global warming to 1.5°C, rapid and deep cuts to fossil fuel demand mean that “no new long-lead time upstream oil and gas projects are needed”.5 The NZE’s conclusions are consistent with a “large consensus” of Paris-aligned climate scenarios, which have found “developing any new oil and gas fields is incompatible with limiting warming to 1.5°C”.6 The NZE also projects gas demand declining 18% from 2022 to 2030, and oil demand declining by 23% over the same period. By contrast, Woodside plans to increase production 2 See, eg. https://www.iea.org/reports/world-energy-outlook-2023 (pg. 276, 135), https://www 3 .ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_LongerReport.pdf (pg. 58) https://www.afr.com/companies/energy/woodside-under-fire-from-proxy-advisers-on-climate-pay-20230413-p5d06f 4 https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2022-climate-report/climate-report-2022.pdf?sfvrsn=240783fc_16 (pg. 4) 5 https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach (pg. 16) 6 https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf (pg. iv) 24 2024 NOTICE OF ANNUAL GENERAL MEETING

by 24% from 2022 to 2028.7 This misguided growth strategy has been found to offer investors a lower net present value than a share buyback scheme.8 Despite new oil and gas fields and increased production being inconsistent with Paris-aligned pathways, Woodside’s remuneration structure heavily incentivises such pursuits, recklessly exacerbating transition risks ultimately borne by shareholders. Based on guidance provided in the 2022 Annual Report, Woodside’s 2023 “Corporate Scorecard” focuses on the following four metrics: Financial, Base Business, Material Sustainability Issues and Strategy and Growth.9 Base Business and Strategy and Growth are clearly related to oil and gas production increases. Despite this scorecard determining 70% of the executive’s Variable Annual Reward, minimal detail was provided. It appears Woodside has merged two financial metrics, EBITDA and Operating Expenditure, into one category weighing 25%. This results in fewer categories overall and thus an increased incentivisation of oil and gas expansion and production at a time when international peers are reducing such incentives. For the remaining 30% of the Variable Annual Reward determined by individual KPIs, no further details were provided for 2023’s outlook. However, the five equally-weighted categories in the CEO’s KPIs included “Growth Agenda” and “Effective Execution” in 2022. These metrics rewarded the CEO for the BHP merger and progressing “early-stage opportunities” including the Browse project, as well as achieving base business and production targets.10 Despite the demand declines required to meet global climate goals, Woodside’s remuneration structure continues to incentivise oil and gas growth, increasing shareholders’ exposure to stranded asset risks and decommissioning costs. Ultimately, it will be shareholders who bear the costs of Woodside’s myopia. Inconsistent with peers Woodside’s remuneration approach is inconsistent with international peers including BP, Shell and Total Energies. Shell’s long term incentive scheme and Total Energies’ performance share scheme offer no oil and gas production or growth incentives.11 Both Shell and Total Energies removed direct quantitative fossil fuel production targets from their remuneration schemes back in 2021. These targets were previously worth up to 25% and 8% respectively of their CEO’s annual bonuses.12 7 https://www.woodside.com/docs/default-source/asx-announcements/2023-asx/investor-briefing-day-2023.pdf?sfvrsn=a282d577_3 (pg. 14) 8 https://www.accr.org.au/research/woodside%E2%80%99s-growth-portfolio-what%E2%80%99s-in-it-9 for-shareholders/ https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2022-annual-report/annual-report-2022.pdf (pg. 80) 10 https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2022-annual-report/annual-report-2022.pdf (pg. 86) 11 https://reports.shell.com/annual-report/2022/_assets/downloads/shell-annual-report-2022.pdf (pg. 200); https://totalenergies.com/sites/g/files/nytnzq121/files/documents/2023-03/TotalEnergies 12 _URD_2022_EN.pdf (pg. 247) https://reports.shell.com/annual-report/2021/ (pg. 174); https://reports.shell.com/annual-report/2019/servicepages/downloads/files/shell_annual_report_2019.pdf?_gl=1*117n3xy*_ga*OTU3N WOODSIDE ENERGY GROUP LTD 25

BP has completely eliminated fossil fuel production metrics from its annual bonus scheme and has progressively reduced their weight in its long-term incentive scheme. The company’s most recent long-term scheme saw a major cut in production metric weights, and instead included a 15% weighting for Scope 1 and 2 emissions cuts.13 The total proportion of BP, Shell and Total Energies’ remuneration driven by fossil fuel production or project delivery is negligible compared to Woodside’s. In order to meet investors’ growing expectations to closely align corporate strategy with global climate goals and accepted net zero pathways, Woodside must stop providing remuneration incentives for new oil and gas project development and increased production. Investors are urged to vote against the Remuneration Report. zQ4NDAyLjE3MDU5MDEyNDE.*_ga_RW3SLP4RXT*MTcwNjgzNzYyNC4xLjEuMTcwNjgzNzkzNS42 MC4wLjA (pg. 140); https://totalenergies.com/system/files/documents/2022-03/DEU_21_VA.pdf (pg. 241); https://totalenergies.com/sites/g/files/nytnzq121/files/atoms/files/2019_total_universal_registration_do cument.pdf (pg. 174) 13 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/investors/bp-annual-report-and-form-20f-2022.pdf (pg. 130) 26 2024 NOTICE OF ANNUAL GENERAL MEETING

Head Office Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address GPO Box D188 Perth WA 6840 Australia +61 8 9348 4000 companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com

Lodge your vote: Online: www.investorvote.com.au For Intermediary Online subscribers only (custodians) www.intermediaryonline.com By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia By Fax: 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia) For all enquiries call: (within Australia) 1300 558 507 (outside Australia) +61 3 9415 4632 VOTING FORM VOTE AND VIEW THE ANNUAL REPORT ONLINE Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. YOUR ACCESS INFORMATION THAT YOU WILL NEED TO VOTE: Control Number: 183629 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. For your vote to be effeective it must be received by 10:00am (AWST) on Monday, 22 April 2024 How to Vote on Items of Business Vote Directly—Mark Section A of Step 1 Voting 100% of your holding: Mark either the For, Against or Abstain box opposite each item of business in Step 2. Your direct vote will be invalid on an item if you do not mark any box or you mark more than one box for that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes in Step 2. The sum of the votes cast must not exceed your voting entitlement or 100%. Appoint a Proxy—Mark Section B of Step 1 If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Section B of Step 1. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chair of the Meeting, please write the name of that person in Section B of Step 1. If you leave the box in Section B of Step 1 blank or your named proxy does not attend the Meeting or does not vote on a poll in accordance with your directions, the Chair of the Meeting will be your proxy. The Chair of the Meeting will vote any available undirected proxies in accordance with the Board recommendations set out on the next page. Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business in Step 2. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes in Step 2. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of Woodside Energy Group Ltd. Woodside Energy Group Ltd ABN 55 004 898 962 Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting in Person You may bring this form to the Meeting to assist registration. If a representative of a corporate securityholder or proxy is to attend the Meeting in person you will need to provide the appropriate “Appointment of Corporate Representative” prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, “Printable Forms”. Proxy voting by KMP in relation to Items 3, 4 and 5 The key management personnel (KMP) of the Company and their closely related parties will not be able to vote as your proxy on items 3, 4 and 5 unless you tell them how to vote, or the Chair of the Meeting is your proxy. If you appoint the Chair of the Meeting as your proxy or the Chair of the Meeting is appointed as your proxy by default, but you do not mark a voting box for items 3, 4 or 5, you will be taken to have expressly authorised the Chair of the Meeting to exercise the proxy in respect of the relevant item as the Chair 01 decides, even though it is connected with the remuneration of the KMP. 306240_01_V5 or GO turn ONLINE over to TO complete VOTE, the form

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Please mark ☒ to indicate your directions

VOTING FORM

STEP 1 INDICATE HOW YOUR VOTE WILL BE CAST *Select one option only*

At the Annual General Meeting of Woodside Energy Group Ltd to be held at the Crown Ballroom at Crown Towers, Great Eastern Highway, Burswood, Western Australia or online at https://web.lumiconnect.com/343770972 on Wednesday, 24 April 2024 at 10:00am (AWST) and at any adjournment or postponement of that meeting ("Meeting"), I/We being member/s of Woodside Energy Group Ltd direct the following:

A. Vote Directly

☐ Record my/our votes in accordance with the directions in Step 2 below.

PLEASE NOTE: You must mark FOR, AGAINST, or ABSTAIN on the item for a valid direct vote to be recorded.

OR

B. Appoint a Proxy To Vote on Your Behalf

I/We appoint

☐ **the Chair of the Meeting** OR ________

PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit, to the extent permitted by law).

Chair authorised to exercise undirected proxies on remuneration related resolutions (items 3, 4 and 5): Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), and I/we have not directed the proxy how to vote on items 3, 4 or 5 in Step 2 below, by completing and submitting this form I/we expressly authorise the Chair of the Meeting to exercise my/our proxy on the relevant item even though it is connected with the remuneration of key management personnel of the Company.

The Chair of the Meeting intends to vote undirected proxies **in favour** of items 2(a) to 6 inclusive.
In exceptional circumstances, the Chair of the Meeting may change their voting intention on any resolution, in which case stock exchange announcements will be made.

PLEASE NOTE: If you do not select an option under Step 1 of this Voting Form (direct voting or proxy appointment), or you select both options, you will be taken to have appointed the Chair of the Meeting as a proxy to vote on your behalf.

STEP 2 ITEMS OF BUSINESS

Board endorsed resolutions.
The Board recommends shareholders vote FOR items 2(a) to 6 inclusive.

		Board Recommendation	FOR	AGAINST	ABSTAIN
Item 2(a)	Mr Richard Goyder is re-elected as a director	FOR	☐	☐	☐
Item 2(b)	Mr Ashok Belani is elected as a director	FOR	☐	☐	☐
Item 3	Remuneration Report (non-binding advisory vote)	FOR	☐	☐	☐
Item 4	Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	FOR	☐	☐	☐
Item 5	Approval of Leaving Entitlements	FOR	☐	☐	☐
Item 6	Climate Transition Action Plan and 2023 Progress Report (non-binding advisory vote)	FOR	☐	☐	☐

PLEASE NOTE: If you have appointed a proxy and mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date ___ / ___ / ___

306240_01_V5

WDS 306240A

Computershare

Control Number: 183629 Dear Shareholder The Annual General Meeting (AGM) of Woodside Energy Group Ltd will be held at 10.00am (AWST) on Wednesday, 24 April 2024. Shareholders are invited to attend the AGM at the Crown Ballroom at Crown Towers, Great Eastern Highway, Burswood, Western Australia or online at https://web.lumiconnect.com/ 343770972. The Notice of Meeting can be viewed and downloaded at https://www.woodside.com/media-centre/ announcements. The Notice of Meeting includes information on participating in the AGM and the business to be considered at the AGM, including the fisnancial statements and reports; re-election and election of directors; leaving entitlements; and Climate Transition Action Plan and 2023 Progress Report. You can request a hard copy of the Notice of Meeting or Voting Form by contacting Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia). Shareholders should monitor the Woodside website and ASX announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the AGM. If you are unable to attend the AGM, you may vote directly or appoint a proxy to attend and vote on your behalf via www.investorvote.com.au or by following the instructions on the Voting Form. Direct votes and proxy appointments must be received by 10.00am (AWST) on Monday, 22 April 2024. Even if you plan to attend the AGM in person, we encourage you to submit a direct vote or directed proxy vote so that your vote will be counted if for any reason you cannot attend. Your directors and the management of Woodside look forward to providing an update on Woodside’s activities at the AGM. _ Warren Baillie _ Company Secretary